12/28

04054206

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Velcro Industries NV

*CURRENT ADDRESS

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 145 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/31/05

82-145

VELCRO®

ARLS
9-30-04

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2004

2004 HIGHLIGHTS

Year ended September 30 (in US dollars)	2004	2003
Sales	273,498,000	261,242,000
Operating Earnings	29,875,000	34,080,000
Investment Income	9,930,000	2,448,000
Earnings Before Income Taxes	39,528,000	35,563,000
Net Earnings	27,552,000	23,197,000
Per Share	.92	.77
Parent Shareholders' Equity	299,978,000	273,150,000
Per Share	9.99	9.09

REPORT TO SHAREHOLDERS

2004 SALES AND FINANCIAL RESULTS

Sales for the year were $273,498,000, which was an increase of 5% over 2003. Sales for the fourth quarter were $71,930,000, a 10% increase over the corresponding period for 2003. Operating earnings for the year were $29,875,000, a decrease of 12% from 2003. Operating earnings for the fourth quarter were $10,418,000, an increase of 13% over the comparable period last year.

Sales increases were achieved in all of our geographic regions, with the most significant sales growth in the fourth quarter. This sales growth reflects strong demand for our core products, as well as market interest in new and innovative applications. The decline in operating earnings during the first half of 2004 was the result of several factors, including unfavorable currency fluctuations, expenses related to manufacturing realignments and other non-recurring expenses.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $9,930,000 for 2004, up from $2,448,000 in 2003. This significant increase in investment income for the year was the direct result of realignments in the investment portfolio, which resulted in large realized capital gains on sales of equity securities. For the fourth quarter, investment income was $1,062,000, compared to investment income of $428,000 for the comparable period in 2003.

Net earnings for the year were $27,552,000, a 19% increase over last year and equivalent to $.92 per share. For the fourth quarter, net earnings were $6,445,000, an increase of 11% over the corresponding period for 2003, and equivalent to $.22 per share.

OPERATIONS

During 2004, the Company continued its restructuring programs to improve operational efficiencies and better position itself to meet ever increasing competitive pressures. These programs included the relocation of several manufacturing functions to more cost effective facilities, discontinuance of certain low profit margin business and the restructuring and strengthening of the sales and marketing organization. The improvements in operating earnings during the last half of 2004 reflect some of the benefits of these restructuring programs.

During the year, the Company purchased the remaining 10.5% minority interest in its Chinese subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd., which subsequently changed its name to Velcro (China) Fastening Systems Company Limited.

The Company continues to review capacity expansion opportunities to better serve the global demands for our products. We also remain committed to controlling costs and expenses, while improving our products and processes and developing new products and applications.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.30 per common share payable on January 6, 2005 to shareholders of record as of December 6, 2004.

OUTLOOK

With oil prices at high levels, a slowing in consumer demand, and other adverse economic conditions and political unrest, significant uncertainties exist concerning the timing of the long awaited global economic recovery. However, despite these uncertainties, the Company is optimistic concerning its business prospects for 2005 and beyond. This optimism stems from the progress the Company has made to increase market share, improve operational efficiencies, reduce costs and expenses and expand its products and applications.

The Board of Directors acknowledges that the Company's success is a reflection of the dedication and efforts of all of its employees. In recognition of these efforts, we express our sincere gratitude.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

November 18, 2004

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2004

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2004 US$'000	2003 US$'000
	CURRENT ASSETS:		
	Cash	9,719	15,900
	Cash equivalents	10,951	4,500
	Accounts receivable - trade	41,135	37,478
2	Inventories	46,509	43,663
	Other receivables and prepaid expenses	3,633	3,879
		111,947	105,420
	CURRENT LIABILITIES:		
	Bank loans	3,623	7,926
	Current portion of long-term liabilities	-	587
	Accounts payable - trade	16,688	16,201
	Other payables and accrued expenses	15,944	15,280
3	Income taxes payable	8,070	6,790
		44,325	46,784
	NET CURRENT ASSETS	67,622	58,636
	NON CURRENT ASSETS:		
4	Property, plant and equipment, net	97,551	102,671
5	Intangible assets, net	125	413
6	Marketable securities	141,438	129,714
3	Deferred tax assets	869	1,084
9	Prepaid pension cost	5,529	6,646
		245,512	240,528
	NON CURRENT LIABILITIES:		
7	Notes payable	11,000	23,000
	Other liabilities	1,117	1,418
3	Deferred tax liabilities	1,039	1,212
		13,156	25,630
	NET ASSETS	299,978	273,534
	EQUITY ACCOUNTS:		
	Capital stock	20,389	20,389
	Capital in excess of par value	2,901	2,901
	Retained earnings	254,464	235,924
	Revaluation reserve - marketable securities	21,087	17,066
	Cumulative translation adjustment	8,202	3,935
		307,043	280,215
	LESS: Treasury shares	7,065	7,065
	PARENT SHAREHOLDERS' EQUITY	299,978	273,150
16	MINORITY INTEREST IN SUBSIDIARY COMPANIES	-	384
	TOTAL EQUITY	299,978	273,534

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2004

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2004 US$'000	2003 US$'000
	Sales	273,498	261,242
	Cost of Sales	186,229	174,160
	Gross Profit	87,269	87,082
	Selling Expenses	28,274	26,508
	Administrative Expenses	29,120	26,494
	Operating Earnings	29,875	34,080
	Royalties and Other Income	478	402
	Interest Expense	(755)	(1,367)
	Interest Income	2,448	2,085
	Other Investment Income	7,482	363
	Earnings before Income Taxes	39,528	35,563
3	Income Tax Expense	11,984	12,350
	Earnings after Income Taxes	27,544	23,213
	Income (Losses) Applicable to Minority Shareholders	(8)	16
	NET EARNINGS	27,552	23,197
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	.92	.77
	DIVIDENDS PER SHARE (in US$1)	.30	.30
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2004 VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	2004 US$'000	2003 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Earnings before income taxes	39,528	35,563
Adjustments for:		
Depreciation	17,801	18,500
Amortization of intangible assets	458	398
Losses on disposals of property, plant and equipment	141	323
Pension expense	1,819	2,109
Effect of exchange rate changes	1,670	1,527
Investment income	(9,930)	(2,448)
Interest expense	755	1,367
Income on purchase of minority interest	(46)	-
Operating profit before working capital changes	52,196	57,339
Increase in accounts receivable - trade	(3,657)	(284)
Decrease (increase) in other receivables and prepaid expenses	246	(635)
Increase in inventories	(2,846)	(4,610)
Increase in accounts payable - trade	487	567
Increase (decrease) in other liabilities and accrued expenses	374	(1,013)
Cash generated from operations	46,800	51,364
Pension contributions	(702)	(5,895)
Interest paid	(766)	(1,486)
Income and withholding taxes paid	(10,424)	(8,913)
Net cash from operating activities	34,908	35,070
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in marketable securities	(433)	(6,891)
Purchases of property, plant and equipment	(10,333)	(8,709)
Proceeds from sales of property, plant and equipment	78	845
Purchase of intellectual property	(140)	-
Purchase of minority interest	(330)	-
Interest received	2,448	2,085
Dividends received	212	261
Income and withholding taxes paid	(238)	(198)
Net cash from investment activities	(8,736)	(12,607)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings	(16,890)	(8,489)
Dividends paid	(9,012)	(9,012)
Net cash from financing activities	(25,902)	(17,501)
Net increase in cash and cash equivalents	270	4,962
Cash and cash equivalents at beginning of period	20,400	15,438
Cash and cash equivalents at end of period	20,670	20,400

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ACCOUNTS

FOR THE YEAR ENDED SEPTEMBER 30, 2004 — VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock US$'000	Treasury Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2002	20,389	(7,065)	2,901	221,739	1,228	(3,572)	235,620
Activity during 2003:							
Net earnings				23,197			23,197
Net increase in fair value of marketable securities					16,923		16,923
Net gains on sales of marketable securities					(1,085)		(1,085)
Foreign exchange translation differences						7,507	7,507
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2003	20,389	(7,065)	2,901	235,924	17,066	3,935	273,150
Activity during 2004:							
Net earnings				27,552			27,552
Net increase in fair value of marketable securities					11,537		11,537
Net gains on sales of marketable securities					(7,516)		(7,516)
Foreign exchange translation differences						4,267	4,267
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2004	20,389	(7,065)	2,901	254,464	21,087	8,202	299,978

The following is a reconciliation of Common Shares outstanding

	Number of Shares		
	Issued	Treasury	Outstanding
Balance at October 1, 2002	30,798,441	757,951	30,040,490
Activity during 2003:	--	--	--
Balance at September 30, 2003	30,798,441	757,951	30,040,490
Activity during 2004:	--	--	--
Balance at September 30, 2004	30,798,441	757,951	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Minority interests in the equity and their interests in the income of the Subsidiary Companies are shown as separate items in the consolidated financial statements. Companies being consolidated are disclosed on page 19 titled DIRECTORS, OFFICERS AND COMPANIES.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using the average exchange rate prevailing throughout the year.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the Equity Accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short term money market instruments.

e. Intangibles

Goodwill, which is the excess of cost over the net asset value of subsidiaries acquired, is recorded as an asset and amortized over a maximum period of five years. The balance of goodwill is reviewed at least annually, to determine if there is an indication of impairment.

The acquisition costs of other intangible assets, such as patents, licenses, trademarks and other intangibles are recorded as an asset and amortized over a maximum period of five years. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over a maximum period of five years. The balance is reviewed at least annually, to determine if there is an indication of impairment. Other development expenditures are charged to income as incurred.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any permanent declines in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired or sold, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14% to 20%
Office furniture and equipment	20%
Leasehold improvements	term of the lease

Property, plant and equipment held for sale are stated at the lower of carrying amount or fair value less cost to sell, and are no longer depreciated. Property, plant and equipment are classified as held for sale if the carrying amount of the asset will be recovered principally through a sale transaction rather than through continuing use. These assets are separately disclosed.

g. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period.

h. Inventories

Raw materials, work in process and finished goods are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. Work in process and finished goods include all direct expenditures to prepare inventory for sale including attributable overhead.

i. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses.

j. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at face value less such provisions as deemed appropriate.

k. Treasury Shares

Treasury shares are valued at cost.

l. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

m. Taxes

Tax expense is calculated on earnings before income taxes, adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax assets or liabilities. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax assets not related to tax loss carryforwards are only recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets arising from tax losses yet to be recovered are only recognized to the extent that it is probable that future taxable profits will be available to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

The Company has netted its deferred tax assets and liabilities for each tax jurisdiction.

n. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

o. Operating Leases

Payments made under operating leases are recognized as expenses on a straight line basis over the term of the lease.

p. Interest Costs

Interest costs are charged to income in the period incurred.

q. Impairment

The carrying amounts of assets, other than inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

r. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

s. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis. The Company generally does not enter into hedging arrangements.

t. Use of Estimates and Assumptions

When preparing the financial statements, management makes estimates and assumptions. Actual results may differ from these estimates and assumptions.

2. Inventories

	2004 US$'000	2003 US$'000
Raw materials	14,151	13,049
Work in process	10,435	10,653
Finished goods	21,923	19,961
	46,509	43,663

3. Taxes

Subsidiaries of the Company have accumulated tax losses of approximately US$276,000 which are available to offset future taxable income of those subsidiaries. Tax losses are recognized as a deferred tax asset, unless there is uncertainty regarding the probability that future taxable profits will be available to utilize the losses.

The accumulated tax losses expire as follows:

Year of expiration	US$'000
2008	276

	2004 US$'000	2003 US$'000
Major components of tax expense		
Current tax expense	11,977	10,366
Deferred tax expense	197	2,510
Deferred tax income	(190)	(526)
Income tax expense	11,984	12,350

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its Subsidiaries operate. The weighted average rates for 2004 and 2003 were 24% and 25%, respectively. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2004 US$'000	2003 US$'000
Earnings before income taxes	39,528	35,563
Tax at the applicable tax rate:	9,578	8,960
Withholding taxes	2,456	3,639
Release of prior year tax accruals	(399)	(287)
Effect of not recording deferred tax assets on operating losses of subsidiaries	16	20
Other local taxes	151	---
Other	182	18
	11,984	12,350

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2004 US$'000	2003 US$'000
Deferred tax assets:		
Pension plans	77	77
Employee benefits & insurance	1,126	1,143
Differences for tax treatment of inventory	1,232	1,502
Differences in depreciation for tax purposes	1,279	1,408
Other	436	512
	4,150	4,642
Deferred tax liabilities:		
Differences in depreciation for tax purposes	2,175	2,146
Pension plans	2,145	2,624
	4,320	4,770
Net deferred tax liabilities	(170)	(128)
Reconciliation to Balance Sheet:		
Deferred tax assets	869	1,084
Deferred tax liabilities	1,039	1,212
Net deferred tax liabilities	(170)	(128)

4. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2003	65,606	140,288	12,339	216	4,650	---	223,099
Effect of movements in foreign exchange	1,587	2,545	321	9	23	---	4,485
Acquisitions	1,891	5,869	1,278	2	---	1,293	10,333
Disposals	(139)	(2,203)	(344)	(30)	---	---	(2,716)
Balance at September 30, 2004	68,945	146,499	13,594	197	4,673	1,293	235,201

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Accumulated Depreciation							
Balance at October 1, 2003	16,485	94,610	9,188	145	---	---	120,428
Effect of movements in foreign exchange	373	1,293	250	2	---	---	1,918
Depreciation charge for the year	2,409	13,635	1,723	34	---	---	17,801
Disposals	---	(2,158)	(309)	(30)	---	---	(2,497)
Balance at September 30, 2004	19,267	107,380	10,852	151	---	---	137,650

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Carrying amount							
At October 1, 2003	49,121	45,678	3,151	71	4,650	---	102,671
At September 30, 2004	49,678	39,119	2,742	46	4,673	1,293	97,551

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	2004 US$'000	2003 US$'000
Cost of sales	16,273	17,005
Selling expenses	1,026	920
Administrative expenses	502	575
	17,801	18,500

Assets retired from active use

At September 30, 2004, the Company was carrying US$1,063,000 (US$1,159,000 in 2003) of buildings retired from active use pending their sale.

5. Intangible Assets

	Goodwill US$'000	Patents US$'000	Total US$'000
Cost			
Balance at October 1, 2003	2,068	---	2,068
Activity during 2004:			
Acquisition	---	140	140
Foreign exchange effect	180	---	180
Balance at September 30, 2004	2,248	140	2,388
Accumulated Amortization			
Balance at October 1, 2003	(1,655)	---	(1,655)
Activity during 2004:			
Amortization charge	(443)	(15)	(458)
Foreign exchange effect	(150)	---	(150)
Balance at September 30, 2004	(2,248)	(15)	(2,263)

	Goodwill	Patents	Total
	US$'000	US$'000	US$'000
Carrying Amount			
At October 1, 2003	413	---	413
At September 30, 2004	---	125	125

Amortization Charge

The amortization charge for the year is included in administrative expenses in the income statement.

6. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2004		2003	
	Cost	Market Value	Cost	Market Value
	US$'000	US$'000	US$'000	US$'000
Bonds maturing within five years	26,371	27,046	37,583	39,249
Bonds maturing over five years	2,488	2,521	1,076	1,357
Common and preferred stock	81,492	101,906	73,989	89,108
Other funds	10,000	9,965	---	---
	120,351	141,438	112,648	129,714

The table below presents realized gains (losses) in marketable securities at September 30.

	2004			2003		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	517	(3)	514	364	(10)	354
Common and preferred stock	8,757	(1,755)	7,002	4,225	(3,494)	731
	9,274	(1,758)	7,516	4,589	(3,504)	1,085

These realized gains and losses were included in other investment income.

Write downs for impairment of marketable securities were $246,000 and $983,000 in 2004 and 2003, respectively. These write downs were included in other investment income.

7. Long-Term Liabilities

The notes payable primarily represent annually renewable borrowing arrangements, with financial institutions, bearing interest at short-term rates and have average interest rates of 2.2% and 2.0% at September 30, 2004 and 2003, respectively. The fair value is not expected to differ significantly from the carrying amount. All of the notes are due within 5 years.

8. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2004	2003
	US$'000	US$'000
Not later than one year	1,229	1,011
Between one and five years	2,338	2,634
	3,567	3,645

Total rental expense for all operating leases was US$1,258,000 in 2004 and US$1,505,000 in 2003.

At September 30, 2004, certain Subsidiary Companies had commitments totaling approximately US$1,524,000 for the purchase or construction of property, plant and equipment.

9. Employee Benefits

Certain Subsidiary companies have contributory and non-contributory retirement plans which cover substantially all of their employees. The combined expenses for these plans were approximately US$2,463,000 and US$2,822,000 for the years ended September 30, 2004 and 2003, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2004:

At year end, the defined benefit obligation can be specified as follows:

	2004 US$'000	2003 US$'000
Present value of funded obligation	41,313	35,836
Fair value of plan assets	(35,333)	(32,155)
Unrecognized actuarial losses	(11,509)	(10,327)
Net asset at year end	(5,529)	(6,646)

Movements in the net liability recognized in the balance sheet are as follows:

	2004 US$'000	2003 US$'000
Net asset at the beginning of the year	(6,646)	(2,860)
Pension expense	1,819	2,109
Contributions	(702)	(5,895)
Net asset at year end	(5,529)	(6,646)

The amounts recognized in the income statement are as follows:

	2004 US$'000	2003 US$'000
Current service costs	1,674	1,412
Interest on obligations	2,315	2,036
Expected return on plan assets	(2,760)	(1,955)
Amortization of transition assets	(37)	(11)
Amortization of prior service costs	36	26
Amortization of unrecognized actuarial losses	591	601
Pension Expense (included in Cost of Sales and Selling and Administrative Expenses)	1,819	2,109
Actual return on plan assets	3,152	2,954

Weighted average assumptions:

	2004	2003
Long term expected return on plan assets	8.3%	8.5%
Compensation increases	4.0%	4.0%
Discount rate	6.25%	6.5%

10. Remuneration of Directors and Officers of Velcro Industries N.V.

	2004 US$'000	2003 US$'000
Directors fees	266	265
Remuneration of directors or officers	4,944	2,672

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2004 and 2003 in respect to fees for professional services by firms in which directors are members, directors or partners.

11. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Segment revenue:						
External sales	273,498	261,242			273,498	261,242
Investment income			9,930	2,448	9,930	2,448
Segment results	30,773	34,907	9,510	2,023	40,283	36,930
Interest expense					(755)	(1,367)
Income tax expense					(11,984)	(12,350)
Minority interest					8	(16)
Net earnings					27,552	23,197
Other information:						
Segment assets	203,764	206,531	152,826	138,333	356,590	344,864
Segment liabilities	48,269	64,342	103	70	48,372	64,412
Capital expenditures	10,333	8,709			10,333	8,709
Depreciation and amortization	18,259	18,898			18,259	18,898

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
External sales	196,200	189,879	61,114	56,980	16,184	14,383	273,498	261,242
Segment assets	130,627	130,102	56,787	61,774	16,350	14,655	203,764	206,531
Capital expenditures	6,424	5,169	2,781	3,143	1,128	397	10,333	8,709

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities. Investments are held by the Bermudian subsidiary.

12. Research and Development

Research and development expenditures totaled US$3,205,000 in 2004 and US$2,350,000 in 2003. These expenses were included in Cost of Sales.

13. Wages and Employees

Wages and salaries totaled US$74,550,000 and US$66,699,000 for 2004 and 2003, respectively. The average number of employees was 2,865 during 2004 and 2,858 during 2003.

14. Related Parties

Velcro Industries N.V. is majority (82%) owned by Cohere Limited. One of the directors of the Company is also a director of Cohere Limited.

15. Litigation

Certain subsidiaries are plaintiffs and defendants in actions involving various matters, the outcomes of which in management's opinion will not have a material effect on the financial condition of the Company.

16. Minority Interest

During the second quarter of 2004, the Chinese government approved the Company's purchase of the 10.5% minority interest in its subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd. The purchase price for the minority interest was US$330,000. The difference between the purchase price and the fair value of the minority interest was recorded as income during the period.

During the fourth quarter of 2004, Zhangjiagang Velcro Fastening Systems Co., Ltd. changed its name to Velcro (China) Fastening Systems Company Limited.

17. Declared Dividends

On November 18, 2004, the Board of Directors declared a dividend of US$0.30 per common share payable on January 6, 2005 to shareholders of record as of December 6, 2004.

Issued by the Board of Directors on November 18, 2004:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde
Roy Walker

INDEPENDENT AUDITORS' REPORT

Introduction

We have audited the accompanying consolidated balance sheet of Velcro Industries N.V. and its subsidiaries ("the Company") as of September 30, 2004 and the related consolidated statements of income, changes in equity and cash flows, for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as of September 30, 2004 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Amstelveen, November 18, 2004

KPMG Accountants N.V.

FIVE YEAR FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2004	2003	2002	2001	2000
Sales	273,498	261,242	252,531	253,672	277,588
Operating Earnings	29,875	34,080	34,244	27,652	46,173
Royalties and Other Income	478	402	483	640	671
Interest Expense	(755)	(1,367)	(2,134)	(3,487)	(3,836)
Investment Income	9,930	2,448	1,972	7,327	11,902
Earnings before Income Taxes	39,528	35,563	34,565	32,132	54,910
Income Tax Expense	11,984	12,350	12,320	9,055	15,560
Income (Losses) Applicable to Minority Shareholders	(8)	16	2	52	46
Net Earnings	27,552	23,197	22,243	23,025	39,304
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	.92	.77	.74	.77	1.31
Annual Dividend per Share (in US$1)	.30	.30	.15	.26	--*

* As a result of the adoption of International Accounting Standard (IAS) 10 (revised) during 2000, dividends declared after the balance sheet date are no longer recorded as a liability as of the balance sheet date.

2004 TRADING ACTIVITY

OCTOBER 1, 2003 THROUGH SEPTEMBER 30, 2004

VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market Common Shares	US$14.25	US$10.69	US$11.50

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

Colin R. Beaven

Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

Derek R Gray

* A. John Holton

* Rodney C. Howkins

Pauwla van Sambeek-Ronde

Roy Walker

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee
# Member of the Audit Committee

TRANSFER AGENTS AND REGISTRAR

Computershare Trust Company of Canada
Montreal, Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES (All Wholly Owned)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

VELCRO (CHINA) FASTENING SYSTEMS COMPANY LIMITED
(formerly ZHANGJIAGANG VELCRO FASTENING SYSTEMS CO., LTD.)
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Wil de Hollander
Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Pascal Moisan
Sales Manager

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Roman Geletkanycz
General Manager - Operations

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Pieter H. Bosse
Managing Director

SUBSIDIARIES
(continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Thomas A. Potterfield
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Richard W. Brown
Director General

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Naucalpan, Mexico

Marie E. Colby
President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

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VELCRO INDUSTRIES N.V.
15 Pietermaai, Willemstad, Curaçao, Netherlands Antilles